Exhibit 99.1

ASML ANNOUNCES 2005 THIRD QUARTER RESULTS

VELDHOVEN, the Netherlands, October 12, 2005 – ASML Holding NV (ASML) today announced 2005 third quarter results as follows:

  Net sales of EUR 533 million
Q3 2004: Net sales of EUR 610 million Q2 2005: Net sales of EUR 763 million

  Net profit of EUR 48 million or 9.0 percent of sales
Q3 2004: Net profit of EUR 41 million or 6.7 percent of sales Q2 2005: Net profit of EUR 112 million or 14.6 percent of sales

  Net bookings of 46 systems valued at EUR 728 million
Q3 2004: Net bookings of 80 systems valued at EUR 804 million Q2 2005: Net bookings of 24 systems valued at EUR 297 million

“ASML delivered robust results again this quarter,” said Eric Meurice, president and CEO, ASML. “Our focused efforts on execution are paying off as we deliver solid operating income, net profit and liquidity at a low point in the semiconductor equipment cycle.”

Operations Update

In Q3 2005, ASML net sales decreased by 13 percent year-on-year, as anticipated in view of the current state of the semiconductor industry. The company shipped 28 new and 11 refurbished systems and generated revenue from field and service options of EUR 74 million. Net sales for Q2 2005 included the shipment of 44 new and 7 refurbished machines and revenue from field and service options of EUR 83 million.

The Q3 2005 average selling price for a new system was EUR 15.0 million, similar to the Q2 2005 average selling price for a new system of EUR 14.8 million, confirming the high content of leading edge technology in our shipments. The Q3 2005 average selling price for all ASML systems sold was EUR 11.8 million, an 11 percent decrease over the Q2 2005 average selling price of EUR 13.3 million, due to a product mix in favor of refurbished systems.

Q3 2005 net bookings were 46 systems with a record average selling price of EUR 15.8 million. ASML’s order backlog as of September 25, 2005 is valued at EUR 1,245 million, totaling 87 systems with an average selling price of EUR 14.3 million, a considerable increase versus the previous quarter. As of June 26, 2005, ASML’s backlog was valued at EUR 987 million, totaling 80 systems with an average selling price of EUR 12.3 million.

In Q3 2005, ASML generated a net profit of EUR 48 million or EUR 0.10 per ordinary share. The company’s Q3 2005 gross margin was 37.0 percent, compared with the Q2 2005 gross margin of 39.1 percent.

ASML generated EUR 156 million in cash in Q3 2005, resulting in EUR 1,700 million in cash and cash equivalents.

The company’s Q3 2005 research and development (R&D) costs were EUR 80 million net of credit, compared with Q2 2005 R&D costs of EUR 82 million net of credit.

Selling, general and administrative (SG&A) expenses were EUR 48 million in Q3 2005, a decrease of 13 percent or EUR 7 million compared with Q2 2005 expenses.

Outlook

“Our bookings picked up in Q3 2005 with a product and customer mix that reinforces our competitive position going into 2006,” said Meurice. “The backlog now includes ten new immersion systems, which, with the nine immersion systems shipped to date, puts us at a clear lead in the 45 nm node race. We also confirm our progress in Japan as our fifth customer booked his first immersion tool. We expect order intake at about the same level in Q4 2005 as in Q3 2005, assuming our foundry customers re-start ordering for 2006 capacity additions.”

ASML expects to ship 40 systems in Q4 2005. ASML’s backlog has an average selling price for new systems to ship in Q4 2005 at EUR 13.0 million, as the product mix favors 300 millimeter KrF systems. The ASP for new and refurbished systems scheduled to ship in Q4 2005 is EUR 10.0 million. The backlog that has Q4 2005 shipment dates supports a gross margin in the 36 to 38 percent range.

Q4 2005 R&D costs are expected to be approximately EUR 82 million, net of credit, supporting the company’s commitment to technology leadership. SG&A expenses in Q4 2005 are expected to be lower than the Q3 2005 level.

About ASML

ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com.

IFRS Financial Reporting

ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets are available on ASML.com.

Besides financial figures in US GAAP, ASML also reports financial figures in IFRS for statutory purposes. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com.

Conference Calls

A conference call for journalists, hosted by CEO Eric Meurice and CFO Peter Wennink, about Q3 2005 financial results will begin today, October 12, 2005, at 10:00 Central European Time. Dial in numbers are: the Netherlands +31 70 304 3321 and the US +1 703 621 7403.

A conference call for analysts, hosted by CEO Eric Meurice and CFO Peter Wennink, on the same topic will also be held today, October 12, 2005, at 16:30 Central European Time / 10:30 a.m. Eastern US time. Dial in numbers are: the Netherlands +31 20 531 5871 and the US +1 706 679 0473.

A presentation about Q3 2005 results is available on ASML.com.

Forward Looking Statements

“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.